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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 5 )
Red Lion Hotels Corporation

(Name of Issuer)
Common Stock, $0.01 par value

(Title of Class of Securities)
756764106

(CUSIP Number)
December 31, 2009

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (‘Act’) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	756764106	Page	2	of	5 Pages

1	NAMES OF REPORTING PERSONS. Donald K. Barbieri

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	5	SOLE VOTING POWER

NUMBER OF		969,336 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		597,966 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		969,336 shares

WITH	8	SHARED DISPOSITIVE POWER

597,966 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,567,302 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Page 3 of 5 Pages
Item 1.
(a)	Name of Issuer Red Lion Hotels Corporation

(b)	Address of Issuer’s Principal Executive Offices 201 West North River Drive, Suite 100, Spokane, WA 99201
Item 2.
(a)	Name of Person Filing Donald K. Barbieri

(b)	Address of Principal Business Office or, if none, Residence 201 W. North River Dr. #100, Spokane, WA 99201

(c)	Citizenship United States of America

(d)	Title of Class of Securities Common Stock, $0.01 par value

(e)	CUSIP Number 756764106

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: N/A

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-US investor in accordance with 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with 240.13d-1(b)(1)(ii)(J).
If filing as a non-US institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify type of institution:

Page 4 of 5 Pages
Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:

As of December 31, 2009, 1,567,302 shares may be deemed beneficially owned within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934 by Donald K. Barbieri, which includes 666 shares held in Mr. Barbieri’s 401(k), 150,000 shares held by River Run LLC, a Washington limited liability company, of which Mr. Barbieri is a member and as a member shares voting and dispositive power with respect to the shares, and 447,966 shares held by the DKB and HHB Unity Trust, an irrevocable trust of which Mr. Barbieri and his ex-spouse, Heather H. Barbieri, are co-trustees. Mr. Barbieri disclaims beneficial ownership of the shares held by the DKB and HHB Unity Trust.

(b)	Percent of class:

For information regarding percent of class with respect to the above listed shares, refer to Item 11 of the Cover Pages

(c)	Number of shares as to which the person has:

For information on voting and dispositive power with respect to the above listed shares, refer to Items 5-8 of the Cover Pages
Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.[  ].
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable
Item 8. Identification and Classification of Members of the Group
Not applicable
Item 9. Notice of Dissolution of Group
Not applicable
Item 10. Certification
Not applicable

Page 5 of 5 Pages
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/10/2010	/s/ Donald K. Barbieri
Donald K. Barbieri